Exhibit 99.1

WRD 3.0 Becomes China’s First Four-Time Urban Intelligent Driving Champion,

WeRide Reports Record Q1 2026 Revenue, up 58% Year over Year

WeRide Inc. Announces First Quarter 2026 Unaudited Financial Results

NEW YORK, May 13, 2026 (GLOBE NEWSWIRE) – WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD; HKEX: 0800), a global leader in autonomous driving technology, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Total revenue was RMB114.1 million (US$16.5 million), representing an increase of 57.6% year over year.

•	Product revenue was RMB20.5 million (US$3.0 million), representing an increase of 115.8% year over year, primarily attributable to increased revenue from robotaxi and other L4 vehicle sales.

•	Service revenue was RMB93.7 million (US$13.6 million), representing an increase of 49.0% year over year.

•	Gross profit was RMB39.6 million (US$5.7 million), representing an increase of 55.9% year over year, with a gross profit margin of 34.7%.

•	R&D expenses were RMB363.3 million (US$52.7 million), representing an increase of 11.5% year over year.

•	Operating loss was RMB431.0 million (US$62.5 million), representing a narrowing of 1.2% year over year.

•	As of March 31, 2026, WeRide held RMB6,177.8 million (US$895.6 million) in cash and cash equivalents and time deposits, RMB28.9 million (US$4.2 million) in investments in wealth management products which were included in financial assets at fair value through profit and loss (“FVTPL”) and financial assets at amortized costs, and RMB18.0 million (US$2.6 million) in restricted cash, for an aggregate amount of RMB6,224.7 million (US$902.4 million).

Robotaxi Business Update

Robotaxi, our flagship product, is a powerful demonstration of our autonomous driving technology and plays a central role in our expansion and growth strategy. As of April 30, 2026, our global robotaxi fleet had reached a new milestone of approximately 1,300 vehicles.

China Operations

•	Continued fleet expansion and broader operational design domain (“ODD”) coverage ushered in the thousand-vehicle era for WeRide’s China Robotaxi operations, further advancing commercialization and improving service accessibility. As of April 30, 2026, WeRide’s Robotaxi fleet in China had grown to approximately 1,000 vehicles, significantly enhancing customer coverage and reducing passenger waiting times. This ongoing growth underscores WeRide’s commercial readiness and lays the foundation for further service efficiency improvements, broader user adoption, and future large-scale deployment. WeRide plans to expand robotaxi service into one more Tier 1 city in 2026, marking another step forward in its commercialization strategy and geographic expansion.

•	Fleet utilization and user adoption continued to climb, reflecting rising rider demand and ongoing commercialization progress. During the first quarter of 2026, average daily orders per vehicle exceeded 17, rising to 28 during peak periods. As of quarter-end, the number of registered users of WeRide’s robotaxi service had approximately doubled year over year, highlighting the growing user adoption of robotaxi services as an everyday mobility solution.

•	Deeper partnerships advanced robotaxi ecosystem development and large-scale commercialization of Level 4 autonomous driving. In April 2026, WeRide and Lenovo announced an expanded collaboration to accelerate the global deployment of autonomous vehicles. Over the next five years, the two companies expect to jointly deploy 200,000 AVs worldwide, including robotaxis.

International Operations

•	Singapore’s first autonomous public ride service in Punggol launched with Grab. On April 1, 2026, WeRide officially commenced public operations in Singapore’s Punggol district in partnership with Grab, marking an important milestone in the Company’s Southeast Asia expansion. Since the initial trial phase began in January 2026, the service has accumulated over 30,000 kilometers of autonomous driving mileage, demonstrating the operational readiness and reliability of WeRide’s technology in a highly regulated international market.

•	Dubai’s first fully driverless, fare-charging Robotaxi operation debuted. In April 2026, WeRide commenced operation of Dubai’s first fully driverless commercial robotaxi service in partnership with Uber and Dubai's Roads and Transport Authority (“RTA”), marking a significant breakthrough in autonomous mobility development in the Middle East. WeRide also continued to strengthen its leadership position in the Middle East robotaxi market, with services in Abu Dhabi now covering approximately 70% of the city’s core areas. WeRide plans to deploy 1,200 Robotaxis across Abu Dhabi, Dubai and Riyadh by 2027.

•	European footprint expanded into Slovakia. In March 2026, WeRide launched Slovakia’s first autonomous driving program through a strategic partnership with ELEVATE Slovakia, entering its fourth European market following France, Belgium and Switzerland. The program represents Europe’s first national-level, large-scale commercial deployment of multiple autonomous driving product lines and establishes a foundation for future fully driverless commercial operations.

Other Autonomous Applications

•	WRD 3.0 became the China Urban Intelligent Driving Competition’s first four-time champion. In April 2026, WeRide Driving (“WRD 3.0”), the Company’s one-stage end-to-end L2++ ADAS solution, became the first and only solution in the history of the China Urban Intelligent Driving Competition to win four consecutive championships, further validating WeRide’s technological leadership in complex, real-world urban driving environments. Powered by WeRide’s GENESIS simulation world model and extensive L4 real-world road data, WRD 3.0 demonstrates strong scenario generalization, self-optimizing learning, and production-ready engineering performance across diverse configurations. This achievement further validates the maturity, competitiveness, and scalability of WeRide’s technology platform, while highlighting the transferability of its Level 4 autonomous driving capabilities to mass-production intelligent driving solutions.

•	L2++ commercialization and OEM adoption continued to progress. In April 2026, GAC Aion officially launched the Aion N60, its first mass-produced passenger vehicle jointly developed by WeRide. Aion N60 also represents WeRide’s first mass-production deployment of one-stage end-to-end technology on the Qualcomm Snapdragon platform. In addition, WRD 3.0 has secured production design wins across nearly 30 vehicle models with leading OEMs such as GAC and Chery, and plans to expand internationally with partners such as Tiggo, Lepas, Omoda, and JAECOO, bringing its proven intelligent driving solutions to a broader global market.

•	Robobus deployments advanced globally. WeRide’s robobus operations at the Zurich airport received approval to remove the front-seat safety driver, a significant stride toward fully driverless commercial deployment. In Geneva, WeRide has begun collaborating with TPG, a leading public transport operator, to deploy its first robobus units. In France, WeRide will operate its Robobus shuttle service with Renault at the Roland Garros French Open for the third consecutive year.

•	Our diversified mobility applications continue to generate additional revenue streams and strengthen our presence in 12 countries globally. As of April 30, 2026, WeRide’s global AV fleet, spanning robotaxis, robobuses, robovans, and robosweepers, expanded to approximately 2,800 vehicles.

Technology Development

•	WeRide GENESIS improves long-tail corner-case data collection, generation and training efficiency by thousands of times versus traditional road testing. As a highly scalable and versatile simulation platform, WeRide GENESIS supports diverse urban driving environments, sensor configurations and vehicle platforms, spanning applications from Level 2++ ADAS to Level 4 Robotaxis. By enabling AI drivers worldwide to be trained and validated on a unified platform, WeRide GENESIS eliminates the need for separate simulation systems across cities and vehicle models, significantly enhancing development efficiency and scalability. Leveraging generative AI and closed-loop simulation capabilities, the platform can recreate rare and extreme real-world driving scenarios that are difficult to capture on public roads, further accelerating algorithm iteration, validation and global deployment.

•	Multi-Chip Compatibility for Scalable Autonomous Driving. In April 2026, WRD 3.0 achieved multi-chip compatibility across NVIDIA DRIVE, Qualcomm Snapdragon and SiEngine StarLight platforms, enabling flexible deployment of L2++ ADAS solutions across a wide range of computing configurations and cost tiers. WRD 3.0 also integrates the algorithmic capabilities and safety standards validated through WeRide’s long-term, real-world Level 4 autonomous driving operations into an L2++ solution for mass production.

•	SiEngine Technology partnership strengthened ADAS Ecosystem. In April 2026, WeRide signed a strategic partnership agreement with SiEngine Technology to deepen “chip + algorithm” integration and accelerate the large-scale deployment of L2++ ADAS solutions across a broader range of vehicle segments and pricing tiers.

Management Commentary

Tony Han, WeRide's Founder, Chairman, and Chief Executive Officer, stated, “The first quarter of 2026 marked continued progress in WeRide’s autonomous driving technology and global deployment, with WeRide GENESIS at the center of this momentum. As our proprietary closed-loop simulation, foundation model and AI training platform, GENESIS integrates large-scale data, simulation and end-to-end model training to enhance system generalization, accelerate iteration cycles and support scalable deployment across diverse cities, vehicle platforms and operating environments. During the quarter, we expanded robotaxi operations in China and overseas while advancing L2++ ADAS commercialization. In China, our robotaxi fleet had grown to approximately 1,000 vehicles, with registered users approximately doubling year over year. These achievements reinforce our confidence that WeRide is on a clear path to becoming a definitive global autonomous driving platform, powered by stronger AI training infrastructure.”

Jennifer Li, WeRide’s Chief Financial Officer and Head of International, added, “We delivered first quarter revenue of US$16.5 million, up 58% year over year, driven by 116% growth in product revenue as robotaxi and other L4 vehicle sales scaled. Gross margin remained industry-leading at 35%, supported by our efficient deployment playbook and focus on higher-value mobility markets. Gross profit grew 56% year over year, while operating loss continued to narrow despite sustained R&D investment. With fully driverless services in Dubai and Abu Dhabi, public ride-hailing in Singapore, and Slovakia set to become our fourth European market, we continue to demonstrate safe, reliable deployment across diverse regulatory environments.”

First Quarter 2026 Financial Results

Revenue

Total revenue grew 57.6% year over year to RMB114.1 million (US$16.5 million) in the first quarter of 2026, compared with RMB72.4 million in the same period of 2025.

•	Product revenue increased by 115.8% year over year from RMB9.5 million in the first quarter of 2025 to RMB20.5 million (US$3.0 million) in the same period of 2026. The increase was primarily attributable to increased revenue from robotaxi and other L4 vehicle sales.

•	Service revenue increased 49.0% year over year from RMB62.9 million in the first quarter of 2025 to RMB93.7 million (US$13.6 million) in the same period of 2026. The increase was primarily attributable to intelligent data services and ADAS services.

Cost of Revenue

Cost of revenue was RMB74.5 million (US$10.8 million) in the first quarter of 2026, compared with RMB47.1 million in the same period of 2025. The increase in cost of revenue was in line with the increase in product sales as well as the increase in revenue from intelligent data services.

Gross Profit and Gross Margin

Gross profit was RMB39.6 million (US$5.7 million) in the first quarter of 2026, compared with RMB25.4 million in the same period of 2025. Gross margin was 34.7% in the first quarter of 2026, compared with 35.0% in the same period of 2025.

Operating Expenses

Operating expenses were RMB469.1 million (US$68.0 million) in the first quarter of 2026, compared with RMB463.5 million in the same period of 2025.

•	R&D expenses were RMB363.3 million (US$52.7 million) in the first quarter of 2026, compared with RMB325.7 million in the same period of 2025. Excluding share-based compensation, R&D expenses were RMB322.3 million, compared with RMB278.0 million in the same period of 2025, representing an increase of 15.9%. The increase in R&D expenses was primarily due to (i) an increase of RMB20.3 million in material consumption and depreciation and amortization expenses; and (ii) an increase of RMB16.6 million in service fees for R&D projects.

•	Administrative expenses were RMB83.1 million (US$12.0 million) in the first quarter of 2026, compared with RMB123.9 million in the same period of 2025. Excluding share-based compensation, administrative expenses were RMB61.0 million, compared with RMB73.9 million in the same period of 2025, representing a decrease of 17.5%. The decrease was primarily due to a RMB19.0 million decrease in professional services fees mainly related to audit and legal compliance services, partially offset by an increase of RMB1.8 million in personnel costs.

•	Selling expenses were RMB22.7 million (US$3.3 million) in the first quarter of 2026, compared with RMB13.9 million in the same period of 2025. Excluding share-based compensation, selling expenses were RMB21.7 million, compared with RMB12.0 million in the same period of 2025, representing an increase of 81.0%, in line with business growth.

Net Loss

•	Net loss was RMB389.1 million (US$56.4 million) in the first quarter of 2026, compared with RMB385.1 million in the same period of 2025.

•	Non-IFRS adjusted net loss[1] was RMB326.2 million (US$47.3 million) in the first quarter of 2026, compared with RMB294.6 million in the same period of 2025.

Basic and Diluted Net Loss Per ADS2

•	Basic and diluted net loss per ordinary share was RMB0.38 (US$0.06) in the first quarter of 2026, compared with RMB0.46 in the same period of 2025.

•	Basic and diluted net loss per ADS were RMB1.14 (US$0.18) in the first quarter of 2026, compared with RMB1.38 in the same period of 2025.

Balance Sheet

•	As of March 31, 2026, WeRide held RMB6,177.8 million (US$895.6 million) in cash and cash equivalents and time deposits, RMB28.9 million (US$4.2 million) in investments in wealth management products which were included in financial assets at FVTPL and financial assets at amortized costs, and RMB18.0 million (US$2.6 million) in restricted cash, for an aggregate amount of RMB6,224.7 million (US$902.4 million).

1 Non-IFRS adjusted net loss is defined as net loss for the period excluding share-based compensation expenses and fair value changes of financial assets at FVTPL.

2 ADS-to-Class A ordinary share ratio is 1:3.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Use of Non-IFRS Financial Measures

In evaluating its business, the Company considers and uses the non-IFRS financial measure of adjusted net loss as a supplemental measure to review and assess operating performance. The Company believes that adjusted net loss provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management. The Company defines adjusted net loss as net loss for the period excluding share-based compensation expenses and fair value changes of financial assets at FVTPL.

The Company presents the non-IFRS financial measure because it is used by its management to evaluate its operating performance and formulate business plans. Adjusted net loss enables the Company’s management to assess the Company’s operating results without considering the impact of the aforementioned non-cash adjustment items that it does not consider to be indicative of its core operations. Accordingly, the Company believes that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using the adjusted net loss is that it does not reflect all items of expenses that affect the Company’s operations. Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

The non-IFRS financial measure should not be considered in isolation or construed as an alternative to loss for the period or any other measure of performance information prepared and presented in accordance with IFRS or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing the Company’s data comparatively. It is encouraged that you review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Hong Kong Time on Wednesday, May 13, 2026. Details for the conference call are as follows:

Event Title: WeRide Inc. First Quarter 2026 Earnings Call

Registration Link: https://register-conf.media-server.com/register/BI4f8923e8635f4caebcbd76616557ca14

Chinese Simultaneous Interpretation Registration Link (listen-only mode): https://register-conf.media-server.com/register/BI6622e7a1888d405d82d9f8ee057ac85c

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call. A live and archived webcast of the conference call will be available at the Company's investor relations website at ir.weride.ai.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded robotaxi company. Our autonomous vehicles have been tested or operated in over 40 cities across 12 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, Switzerland, the UAE, Singapore, France, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune's 2025 Change the World and 2025 Future 50 lists.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor inquiries: ir@weride.ai

Press inquiries: pr@weride.ai

Piacente Financial Communications

E-mail: weride@thepiacentegroup.com

WeRide Inc.

Unaudited Condensed Consolidated Statements of Financial Position

	As of
	March 31, 2026	March 31, 2026	December 31, 2025
	RMB’000	US$’000	RMB’000
ASSETS
Non-current assets
Property and equipment	440,519	63,862	378,769
Right-of-use assets	57,140	8,284	65,870
Intangible assets	16,804	2,436	17,966
Goodwill	44,758	6,489	44,758
Restricted cash – non-current	12,874	1,866	6,487
Financial assets at FVTPL – non-current	198,031	28,708	188,083
Other non-current assets	73,840	10,705	23,668

Total non-current assets	843,966	122,350	725,601

Current assets
Inventories	338,107	49,015	321,021
Contract assets	26,691	3,869	23,305
Trade receivables	421,992	61,176	462,135
Prepayments and other receivables	292,067	42,341	269,986
Prepayments to and amounts due from
related parties	12,715	1,843	9,010
Financial assets at FVTPL – current	2,443	354	144,252
Financial assets measured at amortized cost	26,427	3,831	-
Time deposits	998,206	144,709	301,401
Cash and cash equivalents	5,179,621	750,887	6,666,304
Restricted cash – current	5,154	747	12,910

Total current assets	7,303,423	1,058,772	8,210,324

Total assets	8,147,389	1,181,122	8,935,925

EQUITY
Total equity	7,140,813	1,035,201	7,900,174

WeRide Inc.

Unaudited Condensed Consolidated Statements of Financial Position (Continued)

	As of
	March 31, 2026	March 31, 2026	December 31, 2025
	RMB’000	US$’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities – non-current	21,018	3,047	23,241
Deferred tax liabilities	3,240	470	3,489
Other non-current liabilities	24,832	3,600	7,720

Total non-current liabilities	49,090	7,117	34,450

Current liabilities
Short-term bank loans	294,244	42,656	324,263
Trade payables	191,057	27,697	163,000
Other payables, deposits received and accrued expenses	366,869	53,183	408,357
Contract liabilities	30,983	4,492	28,512
Lease liabilities – current	25,562	3,706	31,920
Amounts due to related parties	5,471	793	1,949
Put option liabilities	43,300	6,277	43,300

Total current liabilities	957,486	138,804	1,001,301

Total liabilities	1,006,576	145,921	1,035,751

Total equity and liabilities	8,147,389	1,181,122	8,935,925

WeRide Inc.

Unaudited Condensed Consolidated Statements of Profit or Loss

	Three Months Ended March 31,
	2026		2025
	RMB’000	US$’000	RMB’000
Revenue
Product revenue	20,461	2,966	9,500
Service revenue	93,679	13,581	62,937
	114,140	16,547	72,437

Cost of revenue
Cost of goods sold	(13,136)	(1,904)	(4,762)
Cost of services	(61,400)	(8,901)	(42,320)
	(74,536)	(10,805)	(47,082)

Gross profit	39,604	5,742	25,355

Research and development expenses(a)	(363,325)	(52,671)	(325,717)
Administrative expenses(a)	(83,068)	(12,042)	(123,881)
Selling expenses(a)	(22,681)	(3,288)	(13,931)
Other net income	11,632	1,686	2,684
Impairment loss on receivables and contract assets	(13,138)	(1,905)	(723)
Operating loss	(430,976)	(62,478)	(436,213)

Net foreign exchange (loss)/gain	(10,835)	(1,571)	4,072
Interest income	53,904	7,814	39,746
Fair value changes of financial assets at FVTPL	1,212	176	9,183
Other finance costs	(2,301)	(334)	(1,419)

Loss before taxation	(388,996)	(56,393)	(384,631)

Income tax	(89)	(13)	(441)

Loss for the period	(389,085)	(56,406)	(385,072)

Loss attributable to ordinary shareholders of the Company	(389,085)	(56,406)	(385,072)

Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share	(0.38)	(0.06)	(0.46)

Loss per ADS
Basic and diluted loss per ADS	(1.14)	(0.18)	(1.38)

Note:

(a)            Includes share-based compensation expenses as follows:

	Three Months Ended March 31,
	2026		2025
	RMB’000	US$’000	RMB’000
Research and development expenses	(41,054)	(5,952)	(47,723)
Administrative expenses	(22,074)	(3,200)	(49,993)
Selling expenses	(991)	(144)	(1,948)

Total share-based compensation expenses	(64,119)	(9,296)	(99,664)

WeRide Inc.

Reconciliation of IFRS Measure to Non-IFRS Measure

The table below sets forth a reconciliation of net loss to non-IFRS net loss for the periods indicated:

	Three Months Ended March 31,
	2026		2025
	RMB’000	US$’000	RMB’000
Loss for the period	(389,085)	(56,406)	(385,072)
Add:
Share-based compensation expenses	64,119	9,296	99,664
Fair value changes of financial assets at FVTPL	(1,212)	(176)	(9,183)

Adjusted net loss	(326,178)	(47,286)	(294,591)